Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2015 Financial Results

SHANGHAI, May 11, 2015 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2015 ended March 31, 2015.

First Quarter 2015 Financial Highlights:

•	Total revenues increased 4.8% over Q1 2014 to RMB458.1 million (US$73.9 million)
•	Online recruitment services revenues increased 2.9% over Q1 2014 to RMB310.2 million (US$50.0 million), which reflected the impact of a 6% value-added tax (“VAT”) policy change effective June 1, 2014 and the effect of the late Chinese New Year holiday in 2015
•	Gross margin of 73.8% compared with 74.5% in Q1 2014
•	Income from operations increased 3.1% over Q1 2014 to RMB123.4 million (US$19.9 million)
•	Fully diluted earnings per share were RMB2.06 (US$0.33)
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB2.39 (US$0.39)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “As we expected, results for the first quarter were significantly impacted by the late Chinese New Year holiday in 2015. With a delayed start to the recruitment peak season, we were time constrained to recognize revenues in the first quarter, which we expect will push the realization of some peak season orders to the second quarter of this year. While recruitment activity has remained positive, we are, however, sensing more employer caution. We believe hiring patterns may see greater fluctuations this year as employers adapt and adjust to the reality of a slower economic growth environment in China. We are continuing to drive ahead with our strategic plan, focused on increasing market penetration with our customer acquisition efforts and introducing new products that will extend our service coverage and create new revenue opportunities for the long term.”

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

First Quarter 2015 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2015 were RMB458.1 million (US$73.9 million), an increase of 4.8% from RMB437.2 million for the same quarter in 2014.

Online recruitment services revenues for the first quarter of 2015 were RMB310.2 million (US$50.0 million), representing a 2.9% increase from RMB301.5 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using online recruitment services, which was partially offset by a decrease in average revenue per unique employer and the implementation of a 6% VAT policy change effective June 1, 2014. Unique employers increased 11.0% to 287,914 in the first quarter of 2015 compared with 259,336 in the same quarter of the prior year driven by new customer additions and greater usage of online recruitment services by employers. However, average revenue per unique employer decreased 7.3% in the first quarter of 2015 as compared with the same quarter in 2014 primarily due to the effect of the VAT policy change on online recruitment services revenues, the later calendar date of the Chinese New Year holiday in 2015 versus 2014 that affected revenue recognition, and the increased contribution of new customers who generally purchase introductory, lower priced services.

Print advertising revenues for the first quarter of 2015 decreased 71.9% to RMB2.4 million (US$0.4 million) compared with RMB8.4 million for the same quarter in 2014 primarily due to the ongoing business transition away from print advertising services. The estimated number of print advertising pages generated in the first quarter of 2015 was 24 pages compared with 219 pages in the same quarter in 2014. The Company currently operates a print publication in the city of Xian.

Other human resource related revenues for the first quarter of 2015 increased 14.4% to RMB145.5 million (US$23.5 million) from RMB127.2 million in the same quarter of 2014 primarily due to growth and usage of business process outsourcing and training services.

Gross profit for the first quarter of 2015 increased 5.3% to RMB329.3 million (US$53.1 million) from RMB312.7 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 73.8% in the first quarter of 2015 compared with 74.5% in the same quarter in 2014.

Operating expenses for the first quarter of 2015 increased 6.7% to RMB205.8 million (US$33.2 million) from RMB192.9 million for the same quarter of 2014. Sales and marketing expenses for the first quarter of 2015 increased 8.6% to RMB143.3 million (US$23.1 million) from RMB132.0 million for the same quarter of the prior year primarily due to headcount additions and higher employee compensation expenses. General and administrative expenses for the first quarter of 2015 increased 2.5% to RMB62.5 million (US$10.1 million) from RMB61.0 million in the first quarter of 2014 primarily due to higher employee compensation expenses, including share-based compensation, which was partially offset by lower professional services fees in the first quarter of 2015.

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

Income from operations for the first quarter of 2015 increased 3.1% to RMB123.4 million (US$19.9 million) from RMB119.8 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 27.7% in the first quarter of 2015 compared with 28.5% in the same quarter of 2014. Excluding share-based compensation expense, operating margin would be 32.5% in the first quarter of 2015 compared with 33.2% in the same quarter of 2014.

In April 2014, the Company completed an offering of US$172.5 million in convertible senior notes. In the first quarter of 2015, the Company recognized a mark-to-market, non-cash gain of RMB56.7 million (US$9.2 million) associated with a change in the fair value of convertible notes.

The effective tax rate in the first quarter of 2015 decreased to 12.9% compared with 16.6% in the first quarter of 2014 as a result of non-taxable items, primarily the change in fair value of convertible notes, which comprised a large portion of the income before income tax base. The effective tax rate on non-GAAP results in the first quarter of 2015 was 15.4% compared with 14.6% in the first quarter of 2014.

Net income for the first quarter of 2015 was RMB173.3 million (US$28.0 million) compared with RMB118.5 million for the same quarter in 2014. Fully diluted earnings per share for the first quarter of 2015 were RMB2.06 (US$0.33) compared with RMB1.95 for the same quarter in 2014.

In the first quarter of 2015, total share-based compensation expense was RMB21.7 million (US$3.5 million) compared with RMB19.7 million in the first quarter of 2014. The Company also recognized a loss from foreign currency translation of RMB3.5 million (US$0.6 million) in the first quarter of 2015 compared with a gain of RMB0.5 million in the first quarter of 2014.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted net income for the first quarter of 2015 increased 3.0% to 141.8 million (US$22.9 million) compared with RMB137.6 million for the first quarter of 2014. Non-GAAP adjusted fully diluted earnings per share were RMB2.39 (US$0.39) in the first quarter of 2015 compared with RMB2.26 in the first quarter of 2014.

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

As of March 31, 2015, cash and short-term investments totaled RMB4,682.2 million (US$755.3 million) compared with RMB4,494.7 million as of December 31, 2014. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions, the seasonality effect of the later calendar date for the Chinese New Year holiday in 2015 versus 2014, and factoring in the VAT policy change, the Company’s total revenues target for the second quarter of 2015 is in the estimated range of RMB480 million to RMB500 million (US$77.4 million to US$80.7 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2015 is in the estimated range of RMB2.25 to RMB2.45 (US$0.36 to US$0.40) per share. The Company expects total share-based compensation expense in the second quarter of 2015 to be in the estimated range of RMB23 million to RMB24 million (US$3.7 million to US$3.9 million).

Other Company News

In connection with the Company’s US$75 million share repurchase program, the Company repurchased 54,141 ADSs in the open market for an aggregate consideration of US$1.7 million, including transaction fees, in the first quarter of 2015.

In January 2015, the Company entered into an agreement to acquire approximately 1,615 square meters of office space in Shanghai to accommodate its growing business operations. The purchase price of RMB42.0 million (US$6.8 million) was paid to the seller in the first quarter of 2015. The transaction was funded from the Company’s existing cash resources.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.1990 to US$1.00, the noon buying rate on March 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on May 11, 2015 (9:00 a.m. Shanghai / Hong Kong time zone on May 12, 2015) to discuss its first quarter 2015 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 3805977 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding change in fair value of convertible notes and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2015, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2015; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; any risks related to acquisitions or investments the Company has made or will make in the future; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2015 or as a result of new information, future events or otherwise.

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share and per share data)	March 31, 2014 (unaudited)	March 31, 2015 (unaudited)	March 31, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	301,543	310,172	50,036
Print advertising	8,438	2,372	383
Other human resource related revenues	127,220	145,549	23,479

Total revenues	437,201	458,093	73,898

Less: Business and related taxes	(17,671)	(11,733)	(1,893)

Net revenues	419,530	446,360	72,005

Cost of services (Note 2)	(106,815)	(117,097)	(18,890)

Gross profit	312,715	329,263	53,115

Operating expenses:
Sales and marketing (Note 3)	(131,953)	(143,307)	(23,118)
General and administrative (Note 4)	(60,991)	(62,529)	(10,087)

Total operating expenses	(192,944)	(205,836)	(33,205)

Income from operations	119,771	123,427	19,910
Gain (Loss) from foreign currency translation	539	(3,490)	(563)
Interest and investment income, net	21,670	22,494	3,629
Change in fair value of convertible notes	—	56,738	9,153
Other income (expense), net	75	(87)	(14)

Income before income tax expense	142,055	199,082	32,115
Income tax expense	(23,576)	(25,755)	(4,155)

Net income	118,479	173,327	27,960

Other comprehensive income:
Foreign currency translation adjustments	79	59	10

Comprehensive income	118,558	173,386	27,970

Earnings per share:
Basic	2.00	3.01	0.49
Diluted (Note 5)	1.95	2.06	0.33

Weighted average number of common shares outstanding:
Basic	59,234,158	57,651,944	57,651,944
Diluted	60,827,361	62,848,198	62,848,198

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Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1990 to US$1.00 on March 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB3,155 and RMB3,480 (US$561) for the three months ended March 31, 2014 and 2015, respectively.
3.	Includes share-based compensation expense of RMB2,712 and RMB2,992 (US$483) for the three months ended March 31, 2014 and 2015, respectively.
4.	Includes share-based compensation expense of RMB13,825 and RMB15,249 (US$2,460) for the three months ended March 31, 2014 and 2015, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,609, change in fair value of convertible notes of RMB56,738 and foreign currency translation loss of RMB4,213 related to the convertible senior notes to the numerator of net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the three months ended March 31, 2015.

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share and per share)	March 31, 2014 (unaudited)	March 31, 2015 (unaudited)	March 31, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	142,055	199,082	32,115
Add back: Share-based compensation expense	19,692	21,721	3,504
Add back: (Gain) Loss from foreign currency translation	(539)	3,490	563
Add back: Change in fair value of convertible notes	—	(56,738)	(9,153)

Non-GAAP income before income tax expense	161,208	167,555	27,029

GAAP income tax expense	(23,576)	(25,755)	(4,155)
Tax effect of share-based compensation expense, (gain) loss from foreign currency translation and change in fair value of convertible notes	(0)	(0)	(0)

Non-GAAP income tax expense	(23,576)	(25,755)	(4,155)

Non-GAAP adjusted net income	137,632	141,800	22,874

Non-GAAP adjusted earnings per share:
Basic	2.32	2.46	0.40
Diluted (Note 2)	2.26	2.39	0.39

Weighted average number of common shares outstanding:
Basic	59,234,158	57,651,944	57,651,944
Diluted	60,827,361	62,848,198	62,848,198

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Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1990 to US$1.00 on March 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,609 related to the convertible senior notes to the numerator of Non-GAAP adjusted net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the three months ended March 31, 2015.

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51job, Inc. Reports First Quarter 2015 Financial Results

May 11, 2015

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2014 (unaudited)	March 31, 2015 (unaudited)	March 31, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,074,096	1,234,258	199,106
Restricted cash	37,660	44,411	7,164
Short-term investments	3,420,650	3,447,917	556,205
Accounts receivable (net of allowance of RMB1,103 and RMB1,024 as of December 31, 2014 and March 31, 2015, respectively)	74,670	45,431	7,329
Prepayments and other current assets	428,432	423,858	68,375
Deferred tax assets, current	10,256	4,934	796

Total current assets	5,045,764	5,200,809	838,975

Non-current assets:
Property and equipment, net	519,558	512,253	82,635
Intangible assets, net	7,696	7,762	1,252
Other long-term assets	8,626	53,893	8,694
Deferred tax assets, non-current	76	189	30

Total non-current assets	535,956	574,097	92,611

Total assets	5,581,720	5,774,906	931,586

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	22,632	31,906	5,147
Salary and employee related accrual	69,380	36,171	5,835
Taxes payable	110,391	83,882	13,531
Advance from customers	489,066	532,998	85,981
Other payables and accruals	272,505	323,672	52,213

Total current liabilities	963,974	1,008,629	162,707

Non-current liabilities:
Deferred tax liabilities, non-current	12,593	12,454	2,009
Convertible senior notes	1,111,207	1,058,682	170,783

Total non-current liabilities	1,123,800	1,071,136	172,792

Total liabilities	2,087,774	2,079,765	335,499

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 59,004,772 and 59,255,594 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	48	48	8
Additional paid-in capital	1,040,639	1,068,448	172,358
Statutory reserves	10,785	10,785	1,740
Accumulated other comprehensive income	1,532	1,591	257
Retained earnings	2,440,942	2,614,269	421,724

Total shareholders’ equity	3,493,946	3,695,141	596,087

Total liabilities and shareholders’ equity	5,581,720	5,774,906	931,586

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Note 1: The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1990 to US$1.00 on March 31, 2015 in New   York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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